June 13, 2019

Kerry Massey
Executive Vice President and Chief Financial Officer
Diversicare Healthcare Services, Inc.
1621 Galleria Boulevard
Brentwood, TN 37027

       Re: Diversicare Healthcare Services, Inc.
           Form 10-K filed February 28, 2019
           Form 8-K filed February 28, 2019
           File No. 001-12996

Dear Mr. Massey:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 28, 2019

General, page 1

1. In your next earnings release, please discontinue the presentation of EBITDAR as a performance measure. The Staff believes the adjustment to remove rent/lease expense to determine Net Income is inappropriate as such charges are normal, recurring cash operating expenses necessary to operate your business. Please refer to Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures dated
      April 4, 2018.
Exhibit 99.1
Funds Provided by Operations, page 11

2. We note your disclosure of a non-GAAP performance measure called Funds Provided by
      Operations which you reconciled to net loss from continuing operations. Based on the numerous non-cash adjustments presented, this measure appears to be a liquidity
 Kerry Massey
Diversicare Healthcare Services, Inc.
June 13, 2019
Page 2
         measure. To help us better understand your disclosure, please explain how each of your adjustments, specifically, "Provision for self-insured professional liability, net of cash payments" and "Provision for leases in excess of cash payments," which appear to remove non-cash effects, result in a performance measure. Also, generally, tell us how you determined that Funds Provided by Operations is not more appropriately characterized as a liquidity measure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Charles Eastman, Senior Staff Accountant at (202) 551-3794 or Joseph
Cascarano, Senior Staff Accountant at (202) 551-3376 if you have questions regarding the comments or related matters.



FirstName LastNameKerry Massey                                Sincerely,
Comapany NameDiversicare Healthcare Services, Inc.
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